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                                                                 Exhibit (d)(19)

(NEW YORK LIFE INVESTMENT MANAGEMENT LLC LOGO)

As of May 1, 2007

Board of Directors
ICAP Funds, Inc.
51 Madison Avenue
New York, NY 10010

Re: Expense Reimbursements -
    MainStay ICAP International Fund and MainStay ICAP Select Equity Fund, All Classes

Dear Board of Directors:

(1) This letter will confirm our intent that in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of the Class I shares of each of the MainStay ICAP International Fund and MainStay ICAP Select Equity Fund (the "Funds"), calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds 0.80%, we will assume a portion of the Fund's operating expenses in the amount of such excess. An equivalent reduction will apply to the other share classes of the Funds.

(2) Our undertaking to assume Fund operating expenses as stated above may not be terminated through August 25, 2008, but may be terminated by us without notice anytime thereafter.

(3) The foregoing expense limitations supersede any prior agreement regarding expense limitations. Each expense limitation is an annual, not monthly, expense limitation, and is based on the fiscal years of the Funds. Consequently, if the amount of expenses accrued during a month is less than an expense limitation, the following shall apply: (i) we shall be reimbursed by the respective Fund(s) or Class(es) in an amount equal to such difference, but not in an amount in excess of any deductions and/or payments previously made during the year; and
(ii) to the extent reimbursements are not made pursuant to (i), the Fund(s) and/or Classes shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the year. We shall be entitled to reimbursement from a Fund or Class of any fees waived pursuant to this arrangement if such reimbursement does not cause the Fund or Class to exceed existing expense limitations, and the reimbursement is made within three years.

(4) In the event accrued expenses exceed the limitations stated in Paragraph 1, above, we authorize the Funds and their administrator to invoice us quarterly for the difference. We will pay to the Classes any such amounts promptly after receipt of an invoice.

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                                        NEW YORK LIFE INVESTMENT MANAGEMENT LLC


                                        By:
                                            ------------------------------------
                                            Brian A. Murdock
                                            President and CEO


                                        ACKNOWLEDGED:

                                        ICAP FUNDS, INC.


                                        By:
                                            ------------------------------------
                                            Stephen P. Fisher
                                            President